April 13, 2006

Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Kenneth A. Martinek
President and Chief Executive Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

	Re:   Northeast Community Bancorp, Inc.
                     Forms S-1
                     Filed March 17, 2006
	         File No. 333-132543

Dear Mr. Martinek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Prospectus Cover Page
1. Revise the second sentence of the third paragraph after the bullets to indicate that funds will be refunded if the offering is extended beyond the first extension date and subscribers do not affirmatively reconfirm their subscription.

Prospectus Summary
Our Operating Strategy, page 2
2. With regard to bullets 3, 4 and 7, revise the narrative immediately after the bullets to indicate, if true, there are no specific plans, arrangements or understanding regarding adding new branches or making any acquisitions. If there are such plans, arrangements or understandings, please describe in detail here and on page 28. With regard to aggressive marketing for certificates of deposit, revise to indicate whether broker CD`s will be pursued.

Possible Change in the Offering Range, page 6
3. Revise to delete the phrase, "...give all subscribers the opportunity to modify or rescind.." and instead state, "return all funds unless subscribers are affirmatively resolicited"
Equity Incentive Plan, page 9
4. Revise to indicate whether the Company intends to request a waiver
( on number of votes required)or disclose what factors may result in the Company requesting a waiver.

Risk Factors
We may not be able to successfully implement our plans for growth, page 18
5. Revise to indicate if you expect to incur any costs associated with the expansion plans during the next 12 months. If so, revise to indicate the anticipated amount of expenditures during the next 12 months and for what purpose. In this regard, we note the statement on page 28, second full paragraph, that there are plans for new branches and other offices.

Northeast Community Bancorp, MHC`s majority control ...., page 22
6. Revise this risk factor to disclose those voting areas whereby the
MHC will not be able to control the vote as disclosed on page 94 under the "Effect on Voting Rights of Members". In addition, reconcile by added narrative the existing statement that stockholders will not be able to force a merger or second step conversion with the statement on page 94 that the MHC will not be able to control the vote for merger, sale or second step conversions.

Selected Financial and Other Data, page 25
7. Please revise to include your selected quarterly financial data.
Refer to Item 302 of Regulation S-K.

Management`s Discussion and Analysis, page 44

Growth Through Expansion, page 47
8. Revise this section or another portion of your management`s discussion to discuss, in detail, your plans to expand your franchise. In particular, use this opportunity to discuss the costs, expected start-up losses and growth projections for your new branch network. We note your disclosure on page 18 and 28 regarding plans to open new branches, including an expansion into Pennsylvania.

Results of Operations for the Years Ended December 31,
2005...2003,
page 56
9. In the risk factors section you discuss the risks posed by the flattening of the yield curve and the effects upon your operating results. Please revise this section to provide additional discussion of the flattening yield curve, its effects upon your results and management`s view of how this trend would influence results if it continues.

How We Determined the Offering Range ... , page 107
10. Revise the second bullet to add a cross-reference to a discussion of the parameters used by RP to determine "deemed comparable" or indicate herein.
11. Revise the second set of bullets to use those ranges disclosed in
RP`s report on page 3.3.

Financial Statements of Northeast Community Bank
Note 1 - Summary of Significant Accounting Policies, page F-7
12. We note your disclosure on page F-8 that you use a straight-line method to amortize deferred loan fees and discounts on loans and mortgage-back securities and that this method is not materially different from the level yield method. Please tell us how you determined that the difference which results from your use of the straight-line method compared to the level yield method was not material for each of the periods presented.

Exhibit 5.1
13. The opinion indicates 5,957,250 shares while the max offering is
5,951,250. Please revise and refile or advise as to how these differing amounts are reconciled.

Exhibits 23.2 and 23.3
14. We note that the consent from Sperry, Cuono, Holgate &
Churchill,
CPA`s P.C. refers to their audit report dated February 23, 2006. The independent auditors` report on page F-2 is dated February 23, 2005.
Please file a revised consent to address this date discrepancy.
15. Please include updated consents from your independent accountants when you file your next pre-effective amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Nancy Maloney (202) 551-3427 or Joyce Sweeney at (202) 551-
3449.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3419.

						Sincerely,

						Christian N. Windsor
						Special Counsel



Cc: Christina M. Gattuso, Esq.
      Muldoon, Murphy & Aguggia LLP
      5101 Wisconsin Avenue, NW
      Washington, DC 20016
       (202) 362-0840




Mr. K.A. Martinek
Northeast Community Bancorp, Inc.
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